Leaping Group Co., Ltd.

January 2, 2019

Via Edgar

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Re:	Leaping Group Co., Ltd.
Draft Registration Statement on Form F-1/A
Filed on December 17, 2018
CIK No. 0001757083

Dear Mr. Spirgel:

This letter is in response to the letter dated December 19, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Leaping Group Co., Ltd. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Facing Page

1. We note your response to prior comment 1; however, footnote (1) indicates that shares sold privately prior to this offering may be resold as part of this offering. If that is the case, you should revise the registration statement throughout to reflect the secondary offering component.

In response to the Staff’s comments, we removed the first sentence in footnote (1) to the fee table of the Registration Statement.

Prospectus Summary, page 5

2. We note your response to prior comment 2. Please revise throughout to disclose when you anticipate earning revenues from the distribution of the web TV series “Meet Myself.”

In response to the Staff’s comments, we revised the disclosure on pages 5, 36, 38, 49, and 58 of the Registration Statement to disclose that we expect to earn revenues by June 30, 2019, once the distribution is completed and the amount of license fees we expect to receive in connection with the web TV series is determined.

In responding to your comments, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tao Jiang
Name: Tao Jiang
Title: Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC